OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

RULE 13D-102

Under the Securities Exchange Act of 1934
(Amendment No.  )*

ICAGEN, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
45104P104
(CUSIP Number)
Linda H. Hanauer
Venrock Associates
30 Rockefeller Plaza, Suite 5508
New York, New York 10112
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 6, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45104P104	Page	2	of	12

1	NAMES OF REPORTING PERSONS: VENROCK ASSOCIATES

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
13-6300995

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑[1]
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

New York

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,148,252 [2]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,148,252[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,148,252[2]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.3%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
1   Venrock Associates and Venrock Associates II, L.P. (the “Venrock Entities”) are members of a group for purposes of this Schedule 13D.
2   As described in Item 3 below, Venrock Associates and Venrock Associates II, L.P. acquired 431,957 and 621,597 shares of the Issuer’s Common Stock, respectively, pursuant to the Securities Purchase Agreement. In addition, pursuant to the Securities Purchase Agreement, Venrock Associates and Venrock Associates II, L.P. acquired warrants to purchase 151,184 and 217,558 shares of the Issuer’s Common Stock, respectively. As described in Item 5 below, collectively, the Venrock Entities beneficially own 3,148,252 shares of the Issuer’s Common Stock and each have shared voting and dispositive power over such shares.
3   This percentage is calculated based upon (a) 37,735,906 shares of the Issuer’s Common Stock outstanding, which is the sum of: (i) 22,312,266 shares of the Issuer’s Common Stock outstanding on December 31, 2006, and (ii) 15,423,640 shares of the Issuer’s Common Stock issued on February 6, 2007 pursuant to the closing of the transactions contemplated in the Securities Purchase Agreement with the Venrock Entities and the other PIPE Investors, plus (b) 423,847 shares of the Issuer’s Common Stock issuable upon exercise of options and warrants exercisable within 60 days of the date hereof and held by the Venrock Entities.

CUSIP No.	45104P104	Page	3	of	12

1	NAMES OF REPORTING PERSONS: VENROCK ASSOCIATES II, L.P.,

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
13-3844754

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑[1]
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

New York

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,148,252 [2]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,148,252 [2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,148,252[2]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.3%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	45104P104	Page	4	of	12
          The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”). This Schedule 13D is being filed by the Venrock Entities to report the execution of a Securities Purchase Agreement and the acquisition of shares and warrants in connection therewith, as described in Item 3 below. Accordingly, the number of securities beneficially owned by the Venrock Entities has increased from the number of shares beneficially owned as of December 31, 2006, as reported on a Schedule 13G/A filed on February 14, 2007.
Item 1. Security and Issuer.
     (a) The class of equity securities to which this statement relates is common stock, par value $0.001 per share (the “Common Stock”), of Icagen, Inc., a Delaware corporation (the “Issuer” or “Icagen”).
     (b) The principal executive offices of the Issuer are located at 4222 Emperor Blvd., Suite 350, Durham, NC 27703.
Item 2. Identity and Background.
(a)	This Statement is filed by Venrock Associates and Venrock Associates II, L.P., each a New York limited partnership.

(b)	The address of the principal place of business of each of the Venrock Entities is 30 Rockefeller Plaza, Suite 5508, New York, New York 10112.

(c)	The principal business of each of the Venrock Entities is venture capital investment business.

(d)	During the last five years, none of the Venrock Entities or of the Listed Persons (as defined below), to the knowledge of the Venrock Entities, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Venrock Entities or of the Listed Persons, to the knowledge of the Venrock Entities, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Venrock Entities is a New York limited partnership.
          In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners and each person controlling the general partners of the Venrock Entities required by Item 2 of Schedule 13D is listed on Schedule 1 hereto (the “Listed Persons”) and is incorporated by reference herein.
Item 3. Source and Amount of Funds or Other Consideration.
          Pursuant to the terms of that certain Securities Purchase Agreement by and among Icagen, Venrock Associates, Venrock Associates II, L.P. and various other investors, dated as of January 26, 2007 (the “Securities Purchase Agreement”), the Venrock Entities purchased an aggregate of 1,053,554 shares of Common Stock at a price of $1.38 per share for total consideration of $1,453,904.52 (collectively, the “Shares”). Under the terms of the Securities Purchase Agreement, the Venrock Entities also purchased warrants exercisable for an aggregate of 368,742 shares of Common Stock at an exercise price of $1.45 per share (subject to customary anti-dilution and other adjustments described below) (the “Warrants”). Each of the Warrants was purchased at a price equal to $0.125 per underlying share, for total consideration paid by the Venrock Entities for the Warrants in the amount of $46,092.75. Each of the Warrants is exercisable until the earlier of (a) February 6, 2012 and (b) ten business days after notice from the Company, which notice may only be given if (i) the closing price of the Common Stock on the Nasdaq Global Market is greater than $3.00 per share for a period of 30 consecutive trading days at any time after the issuance of the Warrants and (ii) either (x) the Registration Statement, as defined below, is available for the sale of the Warrant Shares, as defined below; (y) the Warrant Shares can be sold pursuant to Rule 144(k) of the Securities Act of 1933, as amended (the “Securities Act”); or (z) any time after February 6, 2010. None of the PIPE Investors are permitted to exercise a Warrant, or any part thereof, if, upon such exercise, the number of shares of Common Stock beneficially owned by such PIPE Investor would exceed 19.99% of the number of shares of Common Stock then issued and outstanding.

CUSIP No.	45104P104	Page	5	of	12
          Each of the Warrants can be exercised in cash or may be “net exercised.” The net exercise provision allows the Venrock Entities to receive shares of Common Stock equal to the value of the Warrants without paying the exercise price in cash, but rather by surrendering the number of shares underlying the Warrant having a fair value equal to the exercise price of the shares being acquired. In addition, the exercise price of and the number of shares issuable under the Warrants are subject to customary adjustments in certain events, including stock splits and combinations, stock dividends, reorganizations, recapitalizations or reclassifications of Icagen’s securities, mergers or consolidations and other distributions payable in securities of Icagen.
          The sale of securities to the Venrock Entities described above is part of a private placement by Icagen to a number of affiliated and unaffiliated investors (including the Venrock Entities) (collectively, the “PIPE Investors”). The closing of the transaction occurred on February 6, 2007 (the “Closing Date”).
          Prior to the acquisition of securities pursuant to the Securities Purchase Agreement, the Venrock Entities held an aggregate of 1,670,851 shares of Common Stock and options to purchase an additional 55,105 shares of Common Stock. These shares were acquired through venture capital investments prior to the Issuer’s initial public offering, for an aggregate purchase price of $7,247,545, all of which investments were converted into shares of the Issuer’s Common Stock at the time of the Issuer’s initial public offering in February 2005.
          The funds used by the Venrock Entities to acquire the securities described herein were obtained from capital contributions by their partners and from direct capital commitments by the Venrock Entities.
          References to and descriptions of the transaction as set forth in this Item 3 are qualified in their entirety by reference to the Form of Securities Purchase Agreement (including the form of Warrant attached as Exhibit B thereto), which is incorporated in its entirety in this Item 3.
     Item 4. Purpose of Transaction.
          The Venrock Entities agreed to purchase the Shares and the Warrants for investment purposes with the aim of increasing the value of their investments and the Issuer.
          As of the date of this Schedule 13D, none of the Venrock Entities has any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4 reproduced below, except as disclosed herein and except that the Venrock Entities or their affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the shares of Common Stock now owned or hereafter acquired by them to one or more purchasers.

CUSIP No.	45104P104	Page	6	of	12
“Item 4. Purpose of Transaction.
          State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:
(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the issuer;
(f) Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;
(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) Any action similar to any of those enumerated above.”
          Pursuant to the Securities Purchase Agreement, no later than 30 days after the Closing Date (the “Filing Date”), Icagen is required, at its expense, to file with the Securities and Exchange Commission (the “SEC”) a registration statement with respect to the resale of the shares of Common Stock (A) issued at the closing of the Securities Purchase Agreement, and (B) issuable upon exercise of the Warrants (the “Registration Statement”). Icagen is required to use its reasonable best efforts to have the Registration Statement declared effective by the SEC prior to the date which is 90 calendar days after the Closing Date (or 120 days in the event that the SEC determines to review the Registration Statement), and, subject to Icagen’s right to suspend the resale of stock under the Registration Statement in certain circumstances, Icagen is required to use its reasonable best efforts to maintain the effectiveness of the Registration statement until the earliest of (a) three years from the Closing Date, or (b) the date on which all Shares and shares issuable upon exercise of the Warrants then held by the PIPE Investors may be sold under Rule 144 of the Securities Act without any volume or manner of sale restrictions or (c) such time as all Shares and shares issuable upon exercise of the Warrants have been sold pursuant to a registration statement, to or through a broker or dealer or underwriter in a public distribution or a public securities transaction or in a transaction exempt from the registration and prospectus delivery requirements of the Securities Act under Section 4(1) thereof so that all transfer restrictions and restrictive legends with respect thereto, if any, are removed upon the consummation of such sale.
          If the Registration Statement (a) is not filed by the Filing Date, (b) is not declared effective on or prior to 90 days after the Closing Date (or 120 days in the event that the SEC determines to review the Registration Statement) or (c) once effective, ceases to be effective and available to the PIPE Investors for any continuous period that exceeds 30 days, Icagen is required to pay the PIPE Investors a cash payment as liquidated damages and not as a penalty. This cash payment is calculated as 1% of the aggregate purchase price paid by each PIPE Investor for each 30-day period of a registration default event described in (a), (b) or (c) above, prorated for partial periods, subject to a maximum aggregate amount of liquidated damages payable to each PIPE Investor of 10% of the aggregate purchase price paid by each such PIPE Investor under the Securities Purchase Agreement. If the default event lasts less than 30 days, the liquidated damages apply on a pro rata basis for any portion of such a 30-day period.
          References to and descriptions of the transaction as set forth in this Item 4 are qualified in their entirety by reference to the Form of Securities Purchase Agreement (including the form of Warrant attached as Exhibit B thereto), which is incorporated in its entirety in this Item 4.

CUSIP No.	45104P104	Page	7	of	12
Item 5. Interest in Securities of the Issuer.
          The Venrock Entities are members of a group for purposes of this Schedule 13D.
          (a) As of the Closing Date, (i) Venrock Associates beneficially owned 1,311,191 shares of the Issuer’s Common Stock, or approximately 3.5% of the Issuer’s Common Stock, and (ii) Venrock Associates II, L.P. beneficially owned 1,837,061 shares of the Issuer’s Common Stock, or approximately 4.8% of the Issuer’s Common Stock. Collectively, the Venrock Entities beneficially own 3,148,252 shares, or approximately 8.3% of the Issuer’s Common Stock.
          In addition, Anthony B. Evnin, Ph.D., a general partner of Venrock Associates and Venrock Associates II, L.P., currently holds options to purchase an aggregate of 25,000 shares of the Issuer’s Common Stock, of which 2,083 are exercisable within 60 days hereof. As a result, Mr. Evnin beneficially owns less than 0.1% of the Issuer’s Common Stock. Mr. Evnin has sole voting and dispositive power with respect to such shares.
          The percentages calculated above are based upon 37,735,906 shares of the Issuer’s Common Stock outstanding, which is the sum of: (a) 22,312,266 shares of the Issuer’s Common Stock outstanding on December 31, 2006, and (b) 15,423,640 shares of the Issuer’s Common Stock issued on February 6, 2007 pursuant to the closing of the transactions contemplated in the Securities Purchase Agreement with the Venrock Entities and the other PIPE Investors.
          (b) Each of the Venrock Entities has sole power to vote or to direct the vote of no shares of the Issuer’s Common Stock, sole power to dispose or to direct the disposition of no shares of the Issuer’s Common Stock, shared power to vote or to direct the vote of 3,148,252 shares of the Issuer’s Common Stock and shared power to dispose or to direct the disposition of 3,148,252 shares of the Issuer’s Common Stock.
          (c) Except as described herein, neither the Venrock Entities nor the Listed Persons, to the knowledge of the Venrock Entities, has effected any transactions in the Common Stock during the past 60 days.
          (d) No other person is known by the Venrock Entities to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Venrock Entities.
          (e) Not applicable.
     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference.
          Other than as described in this Schedule 13D, to the best of the Venrock Entities’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer. Mr. Evnin is a director of Icagen.
Item 7. Material to Be Filed as Exhibits.
          A. Form of the Securities Purchase Agreement dated as of January 26, 2007 by and among Icagen and the PIPE Investors (including Venrock Associates and Venrock Associates II, L.P.) (Incorporated by reference to Exhibit 99.1 of Icagen’s Current Report on Form 8-K filed on January 31, 2007).
          B. Agreement regarding filing of joint Schedule 13D.

CUSIP No.	45104P104	Page	8	of	12
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 16, 2007

VENROCK ASSOCIATES

By: Name:	/s/ Linda H. Hanauer Linda H. Hanauer
Title:	Authorized Signatory or Member

VENROCK ASSOCIATES II, L.P.

By: Name:	/s/ Linda H. Hanauer Linda H. Hanauer
Title:	Authorized Signatory or Member

CUSIP No.	45104P104	Page	9	of	12
SCHEDULE 1
General Partners
Michael C. Brooks
  c/o Venrock Associates
  30 Rockefeller Plaza, Suite 5508
  New York, New York 10112
Principal Occupation: General Partner of Venrock Associates and Venrock Associates II, L.P.
Citizenship: USA
Eric S. Copeland
  c/o Venrock Associates
  30 Rockefeller Plaza, Suite 5508
  New York, New York 10112
Principal Occupation: General Partner of Venrock Associates and Venrock Associates II, L.P.
Citizenship: USA
Anthony B. Evnin
  c/o Venrock Associates
  30 Rockefeller Plaza, Suite 5508
  New York, New York 10112
Principal Occupation: General Partner of Venrock Associates and Venrock Associates II, L.P.
Citizenship: USA
Linda H. Hanauer
  c/o Venrock Associates
  30 Rockefeller Plaza, Suite 5508
  New York, New York 10112
Principal Occupation: Chief Financial and Administrative Officer of Venrock Associates and Venrock Associates II, L.P.
Citizenship: USA

CUSIP No.	45104P104	Page	10	of	12
Bryan E. Roberts
  c/o Venrock Associates
  30 Rockefeller Plaza, Suite 5508
  New York, New York 10112
Principal Occupation: General Partner of Venrock Associates and Venrock Associates II, L.P.
Citizenship: USA
Ray A. Rothrock
  c/o Venrock Associates
  30 Rockefeller Plaza, Suite 5508
  New York, New York 10112
Principal Occupation: General Partner of Venrock Associates and Venrock Associates II, L.P.
Citizenship: USA
Anthony Sun
  c/o Venrock Associates
  30 Rockefeller Plaza, Suite 5508
  New York, New York 10112
Principal Occupation: General Partner of Venrock Associates and Venrock Associates II, L.P.
Citizenship: USA
Michael F. Tyrrell
  c/o Venrock Associates
  30 Rockefeller Plaza, Suite 5508
  New York, New York 10112
Principal Occupation: General Partner of Venrock Associates and Venrock Associates II, L.P.
Citizenship: USA
Venrock Management LLC
  30 Rockefeller Plaza, Suite 5508
  New York, New York 10112
Principal Business: A General Partner of Venrock Associates and Venrock Associates II, L.P.
Principal Place of Business: New York

CUSIP No.	45104P104	Page	11	of	12
EXHIBIT INDEX
     A. Form of the Securities Purchase Agreement dated as of January 26, 2007 by and among Icagen and the Purchasers listed therein (including Venrock Associates and Venrock Associates II, L.P.) (Incorporated by reference to Exhibit 99.1 of Icagen’s Current Report on Form 8-K filed on January 31, 2007).
     B. Agreement regarding filing of joint Schedule 13D.